Atlas Capital Holdings, Inc.
2234 N. Federal Highway, Suite 330
Boca Raton, Florida 33431
561-488-7624

June 21, 2010

Ms. Kristi Marrone
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Re:         Micro Mammoth Solutions, Inc.
Form 10-K for the year ended June 30, 2009
Filed September 28, 2009
File No. 333-144645

Dear Ms. Marrone:

Management is in receipt of your March 4, 2010 comment letter regarding the annual report for Micro Mammoth Solutions, Inc. filed on Form 10-K for the year ended June 30, 2009, now Atlas Capital Holdings, Inc. I have restated your question and the Company’s response to your letter, as follows:

Statement of Changes in Stockholders’ Equity, page F-4

1.
We note your proposed revisions to the statement of changes in stockholders equity.  In addition to showing discrete activity for the year ended June 30, 2008, please show all equity issuances from inception in accordance with ASC 915-215-45.

Original Disclosure:

See attached page 1

Proposed Disclosure:

See attached page 2

If no additional responses are required on this comment, we will promptly file an amended form 10-K for the period ended June 30, 2009.

The Company acknowledges that, as a company, we are responsible for the accuracy and adequacy of the disclosure in all our filings. Atlas Capital Holdings, Inc., formerly Micro Mammoth, Inc. acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,
/s/ Christopher K. Davies
Christopher K. Davies
President and CEO
Atlas Capital Holdings, Inc.
Formerly Micro Mammoth Solutions, Inc.

MICRO MAMMOTH SOLUTIONS, INC.
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

				Accumulated
			Additional	Deficit During	Total
	Common Stock		Paid-in	Developmental	Stockholders'
	Shares	Amount	Capital	Stage	Equity

Balance, September 13, 2006	-	$-	$-	$-	$-

Shares issued for cash	134,000	13	6,687		6,700

Shares issued for consulting	3,400,000	340	169,660		170,000

Fouders shares issued	6,500,000	650	-		650

Net loss, September 13, 2006 (Inception)
to June 30, 2007				(174,767)	(174,767)

Balance, June 30, 2007	10,034,000	$1,003	$176,347	$(174,767)	$2,583

Net loss for year ended June 30, 2008				(3,749)	$(3,749)
	-	-	-

Balance, June 30, 2008	10,034,000	1,003	176,347	(178,516)	(1,166)

Net loss for year ended June 30, 2009	-	-	-	(6,163)	(6,163)

Balance, June 30, 2009	10,034,000	$1,003	$176,347	$(184,679)	$(7,329)

The accompanying notes are an integral part of the financial statements.

MICRO MAMMOTH SOLUTIONS, INC.
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

				Accumulated
			Additional	Deficit During	Total
	Common Stock		Paid-in	Developmental	Stockholders'
	Shares	Amount	Capital	Stage	Equity
Balance, September 13, 2006	-	$-	$-	$-	$-

Shares issued for cash	134,000	13	6,687	-	6,700

Shares issued for consulting	3,400,000	340	169,660	-	170,000

Founders shares issued	6,500,000	650	-	-	650

Net loss September 13, 2006 (Inception)
to June 30, 2008	-	-	-	(178,516)	(178,516)

Balance, June 30, 2008	10,034,000	1,003	176,347	(178,516)	(1,166)

Net loss year ended June 30, 2009	-	-	-	(6,163)	(6,163)

Balance, June 30, 2009	10,034,000	1,003	176,347	(184,679)	(7,329)

The accompanying notes are an integral part of the financial statements.